

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Thomas Kidrin, President
Worlds Online, Inc.
11 Royal Road
Brookline, MA 02445

Re: **Worlds Online Inc.**
        Amendment No. 4 to Form 10-12G
        Filed January 24, 2012
        File No. 000-54433

Dear Mr. Kidrin:

        We have reviewed the above-referenced filing and the related response letter dated
January 24, 2012 and have the following comments. If indicated, we think you should revise
your document in response to these comments. After reviewing this information, we may raise
additional comments. Unless otherwise noted, prior comments refer to those in our letter dated
December 30, 2011.

Amendment No. 4 to Form 10-12G

Item 13. Financial Statements and Supplementary Data

Unaudited Interim Financial Statements

Statements of Cash Flows, page 24

1.   In addition to the statement of cash flows already provided, please revise to include a
        statement of cash flows for the most recent fiscal quarter (the three months ended
        September 30, 2011).   Similar revisions should be made to the statement of cash flows
        included in the June 30, 2011 and September 30, 2011 Forms 10-Q. We refer you to
        Rule 10-01(c) of Regulation S-X.

Audited Financial Statements

Note 1. Description of Business and Summary of Accounting Policies

Description of Business, page 50

2.   We note your revised disclosures in response to prior comment 3 where you indicate that
        all expenses except those relating to the patents have been transferred to Worlds Online.

It remains unclear what methodologies were used to allocate such costs. For example, Worlds Inc. incurred $266,200 of salary expense in fiscal 2010 of which $208,120 was allocated to Worlds Online. Tell us whether you allocated the salary costs for specific individuals to each company. Alternatively, if certain individuals worked for both companies, revise your disclosures to describe the methodology used to allocate their salaries between the two companies (e.g., incremental or proportional cost allocation). Similar revisions should also be made for your other expense allocations, as applicable. In addition, please include management's assertion that such methods were reasonable. We refer you to SAB Topic 1.B.1.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

Via E-mail
Irving Rothstein
Feder Kaszovitz LLP